CONFIDENTIAL TREATMENT REQUESTED

BY REVOLVE GROUP, INC.: RVLV-0001

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION

SUBMITTED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH

RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE

EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER

IDENTIFIED BY THE MARK “[***]”.

January 25, 2021

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission
Division of Corporation Finance

Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549
Attention: Linda Cvrkel and Rufus Decker

Re:	Revolve Group, Inc. Form 10-K for the Year Ended December 31, 2019 Filed February 26, 2020 File No. 001-38927

Ladies and Gentlemen:

Revolve Group, Inc. (the “Company”) submits this letter in response to oral comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received on January 11, 2021, relating to the Company’s Form 10-K for the year ended December 31, 2019 (File No. 001-38927) originally filed with the Commission on February 26, 2020 (the “2019 Form 10-K”).

In this letter, the oral comments from the Staff have been recited in italicized, bold type, and are followed by the Company’s responses.

1.	Is the disclosure of the mix of owned brands, emerging brands and established brands on page 50 of the 2019 Form 10-K in accordance with U.S. GAAP?

This disclosure is in accordance with U.S. GAAP. It is possible to present owned brands, emerging third-party brands, and established third-party brands net sales on a U.S. GAAP basis as the Company’s internal reporting management system tracks brands by those three attributes. The additional attributes such as shipping revenue and deferred revenue

CONFIDENTIAL TREATMENT REQUESTED

BY REVOLVE GROUP, INC.: RVLV-0001

Securities and Exchange Commission

January 25, 2021

are included in “Other.” The difference between the Company’s internal management reporting systems and consolidated U.S. GAAP net sales as recorded in the Company’s general ledger system were not materially different for this specific disclosure.

At the time of the Company’s initial public offering and through its first full year as a reporting company, the Company provided this breakdown of net sales to be helpful in introducing the Company and its business to investors. The Company does not intend to  provide this disclosure in its Annual Report on Form 10-K for the year ended December 31, 2020 or in future filings unless the Company determines that such disclosure would be material to investors’ understanding of the Company’s business. The Company intends to provide the percentage of sales related to its owned brands and the remaining portion attributable to third-party brands.

2.	Please provide sales by major category for the years 2018, 2019 and 2020.

In response to the Staff’s comment, the following table provides the Company’s net sales by major product category. Please note that 2020 reflects year-to-date through September 30, 2020. Percentages may not total due to rounding.

CATEGORY	FY2018	FY2019	YTD2020
Fashion Apparel	[***]%	[***]%	[***]%
Dresses	[***]%	[***]%	[***]%
Handbags, Shoes and Accessories	[***]%	[***]%	[***]%
Beauty	[***]%	[***]%	[***]%
Other	[***]%	[***]%	[***]%
Total	100%	100%	100%

Notes:

•	Fashion apparel includes various sub-product categories with similar characteristics.
•	Handbags, shoes and accessories includes handbags, shoes, accessories and jewelry.
•	Other includes wholesale revenue, deferred revenue, shipping revenue and other revenue.
•

The difference between the Company’s internal management reporting systems and its general ledger system used to prepare its financial statements in accordance with U.S. GAAP due to the allowance for estimated sales returns has been allocated to each major product category based on each product category’s respective mix of total net sales.

CONFIDENTIAL TREATMENT REQUESTED

BY REVOLVE GROUP, INC.: RVLV-0001

Securities and Exchange Commission

January 25, 2021

3.	Please provide the sales by product category one level below what is provided in the response to Comment number 2.

In response to the Staff’s comment, the following table provides the Company’s net sales by product category one level below what is provided in the response to Comment number 2. Percentages may not total due to rounding.

CATEGORY	FY2018	FY2019	YTD2020
Fashion Apparel
Activewear	[***]%	[***]%	[***]%
Denim Shorts	[***]%	[***]%	[***]%
Intimates	[***]%	[***]%	[***]%
Jeans	[***]%	[***]%	[***]%
Jumpsuits	[***]%	[***]%	[***]%
Outerwear	[***]%	[***]%	[***]%
Pants	[***]%	[***]%	[***]%
Rompers	[***]%	[***]%	[***]%
Shorts	[***]%	[***]%	[***]%
Skirts	[***]%	[***]%	[***]%
Sweaters and Knits	[***]%	[***]%	[***]%
Swimwear	[***]%	[***]%	[***]%
Tops	[***]%	[***]%	[***]%

Dresses	[***]%	[***]%	[***]%

Handbags, Shoes and Accessories
Accessories	[***]%	[***]%	[***]%
Handbags	[***]%	[***]%	[***]%
Jewelry	[***]%	[***]%	[***]%
Shoes	[***]%	[***]%	[***]%

Beauty	[***]%	[***]%	[***]%

Other	[***]%	[***]%	[***]%

Total	100%	100%	100%
4.	When considering the classification of major product categories, please provide the Company’s view of what constitutes similarity.

Through a single platform, the Company offers for sale an assortment of apparel, footwear, accessories and beauty styles. When considering the factors described in ASC

CONFIDENTIAL TREATMENT REQUESTED

BY REVOLVE GROUP, INC.: RVLV-0001

Securities and Exchange Commission

January 25, 2021

280-10-50-11 in combination with the cost of providing such information, the Company determined that its products are similar in nature. This consideration included the nature of the product, the production process, the type of customer and the methods used to distribute the product. Furthermore, the shift in mix between the major product categories has not historically been significant.

As a result of the COVID-19 pandemic, the Company experienced a significant shift in product mix, from products and styles generally purchased for in-person events and social gatherings to styles and products that serve a more “at home” lifestyle. This shift in consumer behavior was the primary consideration when providing this enhanced, “period-in-time” disclosure as a result of COVID-19. The product attributes considered when providing this enhanced disclosure primarily included the return rate and average selling price (“ASP”) of certain products, with the dichotomy between dresses and beauty being the most meaningful.

To provide further quantification of the differences in these attributes, please see the below table, providing these attributes for each product category for fiscal year 2019 (based on internal reporting systems):

CATEGORY	ASP	Return Rate
Fashion Apparel	~$[***]	[***]%
Dresses	~$[***]	[***]%
Handbags, Shoes and Accessories	~$[***]	[***]%
Beauty	~$[***]	[***]%

*  *  *  *  *

Please direct your questions or comments to me at (562) 677-9480.

Very truly yours,
/s/ Jesse Timmermans
Jesse Timmermans Chief Financial Officer (Principal Financial and Accounting Officer)
cc:	Jodi Lumsdaine Chapin, Esq., Revolve Group, Inc.

Michael Nordtvedt, Wilson Sonsini Goodrich & Rosati, Professional Corporation

Jeffrey Rawlins, KPMG LLP